
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 9, 2010

Via U.S. Mail and Facsimile

Thomas R. Rosazza
President and Chief Executive Officer
Pioneer Bankshares, Inc.
263 East Main Street
P.O. Box 10
Stanley, VA 22851

> **Re:** **Pioneer Bankshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **File No. 000-30541**

Dear Mr. Rosazza:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation

Summary Compensation Table, page 10 of Definitive Proxy Statement on Schedule 14A

1. Please tell us why you did not include the stock portion of Mr. Rosazza's 2007 bonus compensation in the "Stock Awards" column of the summary compensation table.

<u>Item 13. Certain Relationships and Related Transactions, and Director Independence</u>

<u>Interest of Directors and Officers in Certain Transactions, page 11 of Definitive Proxy Statement
on Schedule 14A</u>

2. We note the disclosure that loans to related persons were made on substantially the same
    terms as those prevailing at the time for comparable transactions with <u>other persons</u>.
    Please confirm, and revise future filings to disclose, if accurate, that the loans were made
    on substantially the same terms, including interest rates and collateral, as those prevailing
    at the time for comparable loans with <u>persons not related to the lender</u>. Refer to
    Instruction 4.c. to Item 404(a) of Regulation S-K and Regulation S-K Compliance &
    Disclosure Interpretation 130.05. If loans were made on terms that are available to
    employees generally, but not available to the general public, please provide the
    information required by Item 404(a)(5) of Regulation S-K.

<u>Form 10-Q for Fiscal Quarter Ended June 30, 2010</u>

<u>Note 2 Investment Securities, page 10</u>

3. We note the severity and duration of unrealized losses more than 12 months on your
    equity securities.

    a. Please provide us with a listing of your equity securities in an unrealized loss position
        at June 30, 2010 detailing the cost and unrealized loss, as well as the length of time it
        has been in an unrealized loss position.

    b. For equity securities that have been in an unrealized loss position for more than 12
        months, please provide us with your full detailed analysis of these securities'
        impairment as of June 30, 2010 that identifies all available positive and negative
        evidence, explains the relative significance of each piece of evidence, and identifies
        the primary evidence on which you rely to support your conclusion that the
        impairment was not other than temporary. Clearly identify the positive evidence you
        relied on in concluding that the fair value of the equity securities will recover to their
        cost basis in the "near term". Refer to Staff Accounting Bulletin Topic 5:M.

    c. Revise your future filings to provide a summary of this analysis as of each balance
        sheet date presented.

    d. Tell us and revise your future filings to disclose how you define "near term" in the
        context of your other-than-temporary analysis.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Financial Condition – Loan Portfolio, page 20

4. We note your disclosure on page 14 that if an appraisal of the real estate property
   securing an impaired loan is over two years old, then the fair value is considered Level 3.
   Please tell us and revise your future filings to:

   a. Disclose how often you obtain updated appraisals by loan type for your collateral
      dependent loans.

   b. Describe any adjustments you make to the appraised values, including those made as
      a result of outdated appraisals.

   c. Discuss how you consider the potential for outdated appraisal values in your
      determination of the allowance for loan losses.

   d. Disclose the amount of collateral dependent impaired loans with an appraisal over
      one year old.

5. We note your disclosure that describes allocations of the allowance for loan losses to
   cover "potential losses". This appears inconsistent with other disclosure which describes
   your allowance in terms of "inherent losses" present in your loan portfolio. Please tell us
   and revise future filings to reconcile this apparent inconsistency. If true, clearly confirm
   that your allowance methodologies are applied to provide for probable losses that are
   inherent in your portfolio. Additional information is available in Section II.P.1 of the
   Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline
   dated November 30, 2006 available on the SEC's web-site.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mike Volley, Staff Accountant, at (202) 551-3437 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Counsel